Free Writing Prospectus (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011 and Index Supplement dated May 31, 2011)	Filed Pursuant to Rule 433 Registration No. 333-169119 February 9, 2012

$ Semi-Annual Review Notes due February 13, 2014 Linked to the S&P 500® Index Global Medium-Term Notes, Series A

General

•                   The Notes are designed for investors who seek early exit prior to maturity at a premium if the S&P 500® Index is at or above the applicable call level on any of the three review dates.  If the Notes are not called, investors are protected up to a 10% decline of the Index from the initial level on the pricing date to the final level on the final review date but will lose some or all of their principal if the Index declines by more than 10% from the initial level.  Investors in the Notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the Notes are called.

•                   The first review date, and therefore the earliest call date, is February 15, 2013.

•                   Senior unsecured obligations of Barclays Bank PLC maturing February 13, 2014†.

•                   Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•                   The Notes are expected to price on or February 9, 2012†† (the “pricing date”) and are expected to issue on or about February 14, 2012†† (the “issue date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
Issuer:	Barclays Bank PLC
Reference Asset:	S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>”)
Automatic Call:

If on any review date, the closing level of the Index is equal to or greater than the call level, the Notes will be automatically called for a cash payment per Note determined as set forth under “Call Price” below.

Call Level:	100% of the initial level
Call Price:

If the Notes are redeemed pursuant to an Automatic Call, on the applicable Call Settlement Date, you will receive your principal amount plus a call premium calculated as follows per $1,000 principal amount Note:

•      9.450% x $1,000 if called on the first review date

•      14.175% x $1,000 if called on the second review date

•      18.900% x $1,000 if called on the final review date

Payment at Maturity:

If the Notes are not called and a mandatory redemption is not triggered, you will receive a payment at maturity determined as follows:

•                  If the index return is greater than or equal to -10%, you will receive the principal amount of your Notes at maturity.

•                  If the final level declines from the initial level by more than 10%, your investment will be exposed on a leveraged basis to the decline in the Index beyond the 10% buffer percentage.  Accordingly, if the index return is less than -10%, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 10%) x 1.1111]

If the Notes are not subject to an Automatic Call, you will lose some or all of your investment at maturity if closing level of the Index on the final review date reflects a decline from the initial level of more than 10%.

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Considerations —Credit of Issuer” in this free writing prospectus.

Buffer Percentage:	10%
Downside Leverage Factor:	1.1111
Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level
Initial Level:	, the closing level of the Index on the pricing date.
Final Level:	The closing level of the Index on the final review date.
Review Dates:	February 15, 2013†(first review date), August 9, 2013†(second review date) and February 10, 2014† (final review date)
Call Settlement Date:

If the Notes are subject to an Automatic Call, payment will be made on the fifth business day after the applicable review date; provided, however, if the Notes are called on the final review date, the Call Settlement Date will be the maturity date.

Maturity Date:	February 13, 2014†
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06738KQ46 / US06738KQ467

†       Subject to postponement in the event of a market disruption event as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.

††      Expected.  In the event we make any change to the expected pricing date and issue date, review dates and maturity date will be changed so that the stated term of the Notes remains the same.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations”  beginning on page FWP-3 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately   %, is    %.  The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.  The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

JPMorgan Placement Agent

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, the index supplement dated May 31, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue —Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 and the index supplement dated May 31, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•      Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

•                  Index Supplement dated May 31, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511154632/d424b3.htm

Our SEC file number is 1-10257.  As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Examples of Amounts Payable Upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the Notes that could be realized on the applicable review date for a range of movements in the Index as shown under the column “Index Appreciation/Depreciation at Review Date.”  The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment upon an automatic call or at maturity per $1,000 principal amount Note to $1,000.  The following table assumes a hypothetical initial level of 1,347.05, which results in a call level of 1,347.05. There will be only one payment on the Notes whether called or at maturity.  An entry of “N/A” indicates that the Notes would not be called on the applicable review date and no payment would be made for such date.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The examples below do not take into account any tax consequences from investing in the Notes.

Closing Level of Index at Review Date	Index Appreciation/ Depreciation at Review Date*	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Final Review Date

2,424.69	80.00%	9.450%	14.175%	18.900%
2,289.99	70.00%	9.450%	14.175%	18.900%
2,155.28	60.00%	9.450%	14.175%	18.900%
2,020.58	50.00%	9.450%	14.175%	18.900%
1,885.87	40.00%	9.450%	14.175%	18.900%
1,751.17	30.00%	9.450%	14.175%	18.900%
1,616.46	20.00%	9.450%	14.175%	18.900%
1,481.76	10.00%	9.450%	14.175%	18.900%
1,414.40	5.00%	9.450%	14.175%	18.900%
1,347.05	0.00%	9.450%	14.175%	18.900%
1,320.11	-2.00%	N/A	N/A	0.00%
1,279.70	-5.00%	N/A	N/A	0.00%
1,212.35	-10.00%	N/A	N/A	0.00%
1,144.99	-15.00%	N/A	N/A	-5.56%
1,077.64	-20.00%	N/A	N/A	-11.11%
942.94	-30.00%	N/A	N/A	-22.22%
808.23	-40.00%	N/A	N/A	-33.33%
673.53	-50.00%	N/A	N/A	-44.44%
538.82	-60.00%	N/A	N/A	-55.56%
404.12	-70.00%	N/A	N/A	-66.67%
269.41	-80.00%	N/A	N/A	-77.78%
134.71	-90.00%	N/A	N/A	-88.89%
0.00	-100.00%	N/A	N/A	-100.00%

*In respect of the final review date, the values set forth under the “Index Appreciation/Depreciation at Review Date” column also reflect the applicable index return.

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the initial level of 1,347.05 to an Index closing level of 1,616.46 on the first review date.
Because the Index closing level on the first review date of 1,616.46 is greater than the call level of 1,347.05, the Notes are automatically called, and the investor receives a single payment of $1,094.50 per $1,000 principal amount Note.

Example 2: The level of the Index decreases from the initial level of 1,347.05 to a closing level of 1,320.11 on the first review date, 1,279.70 on the second review date and 1,212.35 on the final review date, resulting in an index return of -10.00%.
Because (a) the closing level of the Index on the first review date of 1,320.11 is less than the call level of 1,347.05, (b) the closing level of the Index on the second review date of 1,279.70 is less than the call level of 1,347.05, and (c) the closing level of the Index on the final review date of 1,212.35 is less than the call level of 1,347.05, the Notes are not called.   Because the index return of -10.00% is greater than or equal to -10%, the payment at maturity is the principal amount of $1,000 per $1,000 principal amount Note.

Example 3: The level of the Index decreases from the initial level of 1,347.05 to a closing level of 1,320.11 on the first review date, 1,279.70 on the second review date and 673.53 on the final review date, resulting in an index return of -50.00%.
Because (a) the closing level of the Index on the first review date of 1,320.11 is less than the call level of 1,347.05, (b) the closing level of the Index on the second review date of 1,279.70 is less than the call level of 1,347.05, and (c) the closing level of the Index on the final review date of 673.53 is less than the call level of 1,347.05, the Notes are not called.   Because the index return of -50.00% is less than -10%, investor will receive a payment that is less than the principal amount calculated as follows for each $1,000 principal amount Note:

$1,000 + [$1,000 x (-50% + 10%) x 1.1111] = $555.56

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Selected Purchase Considerations

•                  Market Disruption Events and Adjustments—The final valuation date, maturity date, payment at maturity and the reference asset are subject to adjustment as described in the following sections of the prospectus supplement:

o                 For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities”; and

o                 For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices”.

•                  Appreciation Potential—If the closing level of the Index is greater than or equal to the applicable call level on a review date, your investment will yield a payment per Note of $1,000 plus: (i) 9.45% x $1,000 if called on the first review date; (ii)  14.175% x $1,000 if called on the second review date; and (iii)  18.90% x $1,000 if called on the final review date.

•                  Potential Early Exit with Appreciation as a Result of Automatic Call Feature—While the original term of the Notes is about two years, the Notes will be called before maturity if the closing level of the Index is at or above the call level on a review date, and you will be entitled to the applicable premium payment set forth on the cover of this free writing prospectus.

•                  Limited Protection Against Loss—If the Notes are not called and the final level declines by no more than 10% as compared to the initial level, you will be entitled to receive the full principal amount of your Notes at maturity.  If the final level declines by more than 10% from the initial level, for every 1% that the Index has declined below 10%, you will lose an amount equal to 1.1111% of the principal amount of your Notes.  Because the Notes are our senior unsecured obligations, payment of any amount upon an automatic call or at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this free writing prospectus.

•                  Diversification Among U.S. Equities of the S&P 500® Index— The return on the Notes is linked to the S&P 500® Index.  The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  For additional information about the Index, see the information set forth under “Non Proprietary Indices—Equity Indices— S&P 500® Index” in the index supplement.

•                  Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. Holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index.  If your Notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes.  Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above.  This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.  Other alternative treatments for your Notes may also be possible under current law.  For example, it is possible that your Notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the Index that is issued by you to us.  For a discussion of the tax considerations applicable to this alternative treatment, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Deposits and Put Options” in the accompanying prospectus supplement.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

“Specified Foreign Financial Asset” Reporting.  Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” generally include

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any financial accounts maintained by foreign financial institutions as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions:  (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.  Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement and the index supplement, including but not limited to the risk factors discussed under the following headings:

o                 “Risk Factors—Risks Relating to All Securities”;

o                 “Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

o                 “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; and

o                 “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks discussed under the headings above, you should consider the following:

•                  Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal.  If the Notes are not called and the final level declines by more than 10% compared to the initial level, you will lose 1.1111% of your principal amount for every 1% decline in the final level compared to the initial level beyond the 10% buffer percentage.  Because the Notes are our senior unsecured obligations, payment of any amount upon an automatic call or at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this free writing prospectus.

•                  Limited Return on the Notes—Your potential gain on the Notes will be limited to the call premium applicable for a review date, as set forth on the cover of this free writing prospectus, regardless of the appreciation in the Index, which may be significant.  Because the closing level of the Index at various times during the term of the Notes could be higher than on the review dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index.

•                  No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•                  Credit of Issuer — The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  Suitability of the Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this free writing prospectus, the prospectus supplement, the index supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

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•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•                  Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above.  As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes could be treated as ordinary income.  Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts, contingent notional principal contracts and other derivative contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until redemption or maturity.  The outcome of this process is uncertain.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•                  Reinvestment risk — If your Notes are automatically called prior to the final review date, the term of the Notes could be as short as approximately 1 year.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are called prior to the maturity date.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                 the expected volatility of the Index;

o                 the time to maturity of the Notes;

o                 the dividend rate on the common stocks underlying the Index;

o                 interest and yield rates in the market generally;

o                 a variety of economic, financial, political, regulatory or judicial events; and

o                 our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily closing levels of the Index from January 5, 2002 through February 7, 2012.  The closing level of the Index on February 7, 2012 was 1,347.05.

We obtained the closing levels below from Bloomberg, L.P.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P.  The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level on any day during the term of the Notes, including on the review dates.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities LLC will act as placement agents for the Notes pursuant to separate placement agency agreements with the issuer and will receive a fee pursuant to its agreement that will not exceed $20.00 per $1,000 principal amount Note. JPMorgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.

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